Exhibit 10.20
March 16, 2007
Michael A. Ashburn, MD MBA
Executive Vice President
ZARS, Inc.
1142 West 2320 South
Salt Lake City, UT 84119
Dear Michael:
ZARS, Inc. (the “Company”) is very pleased to offer you continued employment with the Company as its Medical Director commencing on April 2, 2007. Except as expressly provided herein, this offer letter (“Agreement”) supersedes and replaces all prior agreements and understandings related to the terms of your employment with the Company, whether oral or written, including, but not limited to, that certain Offer Letter dated December 23, 2002 and that certain Employment Agreement dated May 8, 2003. For avoidance of doubt, the Employment Agreement shall be effectively terminated as of the date of this Agreement. If you agree to these terms and conditions, please initial the bottom of each page and sign at the end of this letter in the spaces indicated.
     1. Duties. As Medical Director, you will report to the President and CEO, who will be primarily responsible for evaluating your performance. You will work primarily from our Salt Lake City, Utah facility and from time to time at such other locations as is necessary to perform the duties of your position. Effective March 25, 2007, you will no longer be an officer of the Company. Your job duties will include, but not be limited to, the areas of responsibility set forth in Exhibit A. Of course, the Company may change your position, title and duties from time to time as it deems necessary. As we discussed, commencing on September 1, 2007, you will work as a part time employee of the Company and you will be expected to provide services within a time commitment averaging approximately twenty to thirty percent (20-30%) of that of a full-time professional employee. The Company has agreed that while you are providing part time employment to the Company, you may also commence employment with the University of Pennsylvania in the position of Professor within the Department of Anesthesiology and Critical Care. You agree, however, that during your employment with the Company, you shall not engage in any other employment, consulting or other business activity that will conflict with your responsibilities to the Company as a part time-employee or that would create a conflict of interest with the Company and you shall not assist any person or entity in competing with the Company or in preparing to compete with the Company. Lastly, other than the medical malpractice case you are already involved in and have disclosed to the Company, you will not participate as a consultant or expert witness in any pending or contemplated legal proceedings.
     2. Compensation. So long as you remain employed with the Company pursuant to Section 1 and 6, your base salary through August 31, 2007 will be $18,750 per month. Commencing on September 1, 2007, you will transition to a part time role with the Company and your base salary will commensurately be reduced to $9,375 per month. Salaries are paid on a biweekly schedule. Your employment with ZARS is expected to end on January 23, 2008 (“End Date”).
     3. Stock Options. The Company previously granted you options (“Options) to purchase shares of common stock of the Company pursuant to the Company’s 1997 Stock Option Plan (“Plan”). For so long as you remain an employee of the Company pursuant to the terms and conditions set forth in Paragraph 1 above, the options shall continue to vest and to be subject to the terms and conditions set forth in the Plan, the stock option agreements and stock option grant notices previously provided to you. In accordance with the Plan, and subject to applicable tax withholdings, you may exercise all or any portion of your vested option until ninety (90) days following the termination of your employment with the Company which will take place on January 23, 2008.
     4. Policies and Procedures. You agree that you continue to be subject to and will continue to comply with the policies and procedures of the Company, as such policies and procedures may be modified, added to or eliminated from time to time at the sole discretion of the Company, except to the extent any such policy or procedure specifically conflicts with the express terms of this Agreement. You further agree and acknowledge that any written or oral policies and procedures of the Company do not constitute contracts between the Company and you
     5. Other Benefits. While employed by the Company as provided herein:
          (a) Employee Benefits. For so long as you remain a full time employee of the Company, you shall be entitled to all benefits to which other employees of the Company are entitled, on terms comparable thereto, including, without limitation, participation in pension and profit sharing plans, 401(k) plan, group insurance policies and plans, medical, health, vision, and disability insurance policies and plans, and the like, which may be maintained by the Company for the benefit of its employees, provided however, you will not be eligible to participate in any Company bonus opportunities. The Company reserves the right to alter and amend the benefits received by you from time to time at the Company’s sole discretion. Commencing with your transition to part time in September, you will not be eligible to accrue any additional PTO and will not be eligible to participate in the Company’s benefits programs, except as required by law.
          (b) Expense Reimbursement. You shall continue to receive, against presentation of proper receipts and vouchers, reimbursement for direct and reasonable out-of- pocket expenses incurred by you in connection with the performance of your duties hereunder, according to the policies of the Company.
     6. At-Will Employment. Your employment with the Company continues to be “at- will.” This means that either you or the Company may terminate your employment at any time, with or without cause, with or without notice, and for any reason or no reason. Any contrary representations or agreements, which may have been made to you, are superseded by this offer. The “at will” nature of your employment described in this offer letter shall constitute the entire agreement between you and the Company concerning the nature and duration of your employment. In addition, the fact that the rate of your salary or other compensation is stated in units of years or months and that your vacation and sick leave accrue annually or monthly does not alter the at-will nature of the employment, and does not mean and should not be interpreted to mean that you are guaranteed employment to the end of any period of time or for any period time. The “at will” term of your employment with the Company can only be changed in a writing signed by you and the CEO and the Chairman of the Board of Directors.
     7. Proprietary Information Obligations. You hereby acknowledge that your obligations under your Confidentiality, Non-Disclosure and Non-Competition Agreement remains in full force and effect. A copy of your Proprietary. Information Agreement is attached hereto as Exhibit B.
     8. Confidentiality. The provisions of this Agreement shall be held in strictest confidence by you and the Company and shall not be publicized or disclosed in any manner whatsoever; provided, however, that: (a) you may disclose this Agreement to your immediate family; (b) the parties may disclose this Agreement in confidence to their respective attorneys, accountants, auditors, tax preparers, and financial advisors; (c) the Company may disclose this Agreement as necessary to fulfill standard or legally required corporate reporting or disclosure requirements; and (d) the parties may disclose this Agreement insofar as such disclosure may be necessary to enforce its terms or as otherwise required by law.
     9. General Release. In exchange for the consideration provided to you that you are not otherwise entitled to receive, you hereby generally and completely release the Company and its past and present directors, officers, employees, shareholders, partners, agents, attorneys, predecessors, successors, parent and subsidiary entities, insurers, affiliates, and assigns from any and all claims, liabilities and obligations, both known and unknown, that arise out of or are in any way related to events, acts, conduct, or omissions occurring prior to you signing this general release. This general release includes, but is not limited to: a) all claims arising out of or in any way related to your employment with the Company up to the date of this Agreement; b) all claims related to your compensation or benefits from the Company, including salary, bonuses, commissions, vacation pay, expense reimbursements, severance pay, fringe benefits, stock, stock options, or any other ownership interests in the Company up to the date of this Agreement; c) all claims for breach of contract, wrongful termination, and breach of the implied covenant of good faith and fair dealing; d) all tort claims, including claims for fraud, defamation, emotional distress, and discharge in violation of public policy; and e) all federal, state, and local statutory claims, including claims for discrimination, harassment, retaliation, attorneys’ fees, or other claims arising under the federal Civil Rights Act of 1964 (as amended), the federal Americans with Disabilities Act of 1990, and the Utah Civil Rights Act (as amended). Excluded from this general release are any claims that may arise under the terms of this Agreement, including but not limited to any claims related to the terms of compensation, benefits, Separation Benefits, stock options and indemnification obligations.
     10. Miscellaneous. This Agreement, including Exhibits A and B, constitutes the complete, final and exclusive embodiment of the entire agreement between you and the

Company with regard to this subject matter. It is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations. This Agreement may not be modified or amended except in a writing signed by both you and a duly authorized officer of the Company. This Agreement shall bind the heirs, personal representatives, successors and assigns of both you and the Company, and inure to the benefit of both you and the Company, their heirs, successors and assigns. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this Agreement and the provision in question shall be modified by the court so as to be rendered enforceable. This Agreement shall be deemed to have been entered into and shall be construed and enforced in accordance with the laws of the State of Utah as applied to contracts made and to be performed entirely within Utah.
     If you wish to accept this offer of continued employment under the terms and conditions described above please sign and date this letter and return them to me by March 17, 2007. If you have any questions about the terms of this offer, please do not hesitate to call me to discuss our offer at your earliest convenience.

Sincerely,
ZARS, Inc.

/s/ Robert Lippert
Exhibit A — Potential Job Duties
Exhibit B — Proprietary Information Agreement

Agreed:

/s/ Michael A. Ashburn Michael A. Ashburn

EXHIBIT A
POTENTIAL JOB DUTIES FOR MICHAEL A. ASHBURN
Clinical Trial Programs
ThermoProfen
•	Medical Monitor/consultant on all ThermoProfen studies, which would include:
o	evaluate pertinent study decisions on protocols (design changes, waivers, etc.)

o	respond to FDA comments if needed

o	respond to IRB concerns/safety issues

o	respond to PIs if needed

o	present scientific/product data at the web cast investigator meetings

o	review initial data (i.e., temperature study results prior to PK studies, PK results prior to starting phase 3)

o	discuss protocols and clinical program with bankers, thought leaders, etc.

o	review CSRs on completed studies

o	review SAPs
Titragesia
•	Medical monitor/consultant on all fentanyl studies
o	Review SAPS

o	Review clinical study report summaries

o	Review IND submission (which will include all safety information, narratives, etc) prior to program close
•	Assign AEs as SAEs
Pliaglis
•	Medical Monitor for ongoing clinical studies

•	Review and revise draft Pliaglis MAA
Synera
•	Medical monitor for ongoing clinical trials

•	Assist in the identification and recruitment of clinical PK trial sites

•	Review and revise draft CSR for PK trial and immunization trials
Ropivacaine DuraPeel
•	Review and revise draft IND

•	Review and revise phase 1 clinical trials

•	Assist in the development of the clinical trial program through POC
Alprazolam Patch
•	Medical monitor for ongoing clinical trials

•	Provide DEA researcher registration for ZARS’ management of CTM

•	Review and revise draft CSR for 2 PK trials to be completed in 2007
Business Development
•	Assist business development in the process of reviewing product opportunities and negotiating licensing agreements

•	Introduce the business development team to pain researchers and thought leaders to facilitate exploration of business opportunities
G & A
•	Continue to review draft S-1 and support documents as necessary

•	Provide informational support for product and development program information in support of IPO process

EXHIBIT B